Media release

SUPPL

Rule 12g3-2(b) File No. ~~82-5100~~ 82-34643

Disclosure of interests in accordance with stock market rules

Pfäffikon SZ, May 24, 2006 – According to notification received on May 22, 2006, Mr. Rumen Hranov, Goldhaldenstrasse 37, 8702 Zollikon, Switzerland, holds 11.46 % of the voting rights in Unaxis Holding AG: 0.04 % via 6 100 registered shares and 11.42 % via derivatives (namely 7.53 % via 69 600 000 purchase rights with entitlement to 1 065 000 registered shares and 3.89 % via 55 000 short put options).

For additional information please contact:
Unaxis Management AG
Corporate Communications
Andreas Bantel
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@unaxis.com
investor.relations@unaxis.com




06013900

Unaxis – a leading global high-tech corporation

Unaxis (SWX: UNAX) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Unaxis develops production systems, components, and services for high-technology products. The company's commercial activities center on protective coatings for precision tools and components (Coating Services), systems for producing vacuums and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), aerospace technology (Space Technology), as well as production equipment for solar modules. Unaxis also applies its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 billion. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.

Media release

Unaxis Solar signs know-how transfer contract with Roth & Rau AG from Germany

Pfäffikon SZ, May 22, 2006 – Unaxis Solar has concluded a know-how transfer contract with Roth & Rau AG from Hohenstein-Ernstthal in Saxony, Germany. This means that Unaxis' skills in process and production technology for the mass production of solar modules will be expanded by Roth & Rau's expertise in the manufacturing of efficient production lines.

Platforms delivered by Roth & Rau will be used by Unaxis as a new, standard front end for transparent conductive oxide (TCO) and silicon thin film coating systems. The transfer will enable Unaxis to launch its new TCO system six months early than previously scheduled. It also provides Unaxis with the know-how required for manufacturing classical monocrystalline silicon modules. This makes Unaxis a comprehensive provider of solar module manufacturing systems and a world leader in the technology of solar module production.

Roth & Rau AG, which recently went public, has been among the leading providers of PECVD systems for antireflection coating and the passivation of crystalline silicon solar cells in the solar market for five years. Roth & Rau also provides components and process systems for plasma- and ion beam-based thin film and surface modification techniques that are applied in numerous industries and in research and development processes.

Unaxis Management AG
Corporate Communications
Andreas Bantel
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@unaxis.com
investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Unaxis develops production systems, components, and services for high-technology products. The company's commercial activities center on protective coatings for precision tools and components (Coating Services), systems for producing vacuums and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), aerospace technology (Space Technology), as well as production equipment for solar modules. Unaxis also applies its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 billion. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Rule 12g3-2(b) File No. 82-5190

General Meeting approves of name change

Oerlikon – a resonant new name for Unaxis

Pfäffikon SZ, May 23, 2006 – All proposals put forward by the Board of Directors were approved by an overwhelming majority at the 33rd Ordinary General Meeting of Unaxis Holding AG. The Meeting was attended by 301 shareholders, representing 51.8 percent of the shareholders' equity. The proposed change of name from Unaxis to OC Oerlikon Corporation AG, Pfäffikon, met with universal acclaim. The General Meeting thus laid the foundations for a new beginning with a name that is resonant of the company's traditional values and strengths.

The following items were on the agenda of the General Meeting:

1. 2005 Annual Report and Annual Financial Statements of Unaxis Holding AG and Consolidated Financial Statements

All related items were approved by the General Meeting with a 99.92 percent majority.

2. Appropriation of retained earnings 2005

The General Meeting decided, with a 99.79 percent majority, not to distribute the available net earnings of CHF 11 303 740, but to reinvest them in the further development of the company.

3. Discharge of Board of Directors

In the course of fiscal 2005, almost the entire Board of Directors was renewed. This was seen as a precondition for initiating and implementing thoroughgoing changes in order to achieve the desired turnaround. The General Meeting granted discharge, with 99.86 percent of the votes, to the following Board members: Georg Stumpf, Thomas P. Limberger, Günther Robol, Christian Schmidt and Mirko Kovats.

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

4. Change of name to OC Oerlikon Corporation AG, Pfäffikon

The General Meeting approved the proposed name change with a wide majority of 99.83 percent. The integration of the various corporate units and the internal and external use of a single brand are of paramount importance for the future success of the enterprise ("one company"). The name "OC Oerlikon Corporation" is to give rise to a more close-knit corporate culture and a uniform market image and presence. It is an indication of a new start and new growth and at the same time evocative of the company's rich industrial tradition. Associated with this name are values such as quality, reliability and innovation made in Switzerland. The change of name is of great symbolic significance to employees, customers, investors and partners alike.

For journalists:

Extracts from the presentation of Board Chairman Georg Stumpf:

"Unaxis is a world leader in thin film coating".

"All Formula One engines are coated by Unaxis thin film systems".

"We remain committed to Switzerland as a production and research location. This is also reflected in the name Oerlikon ".

"We have decided to expand the trainee programme by over 20 percent".

Extracts from the speech of CEO Thomas P. Limberger:

"A sales growth of 15 percent in fiscal 2006 is definitely on the cards."

"The name Oerlikon Corporation is intended to create a feeling of unity and belonging. It also expresses values such as reliability, tradition, innovation and Swissness."

"Unaxis is set to expand its range of services. Customer focus is essential for Unaxis."

"Counting votes by electronic means enabled a swift and smooth handling of the decision taking procedure. All items were approved by majorities of over 99 percent "

You will find the new logo on the Unaxis website under Media Relations – Logos

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

For further information please contact:
Unaxis Management AG
Media Relations
Andreas Bantel
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-Mail media.relations@unaxis.com

Unaxis – a leading global high-tech corporation

Unaxis (SWX: UNAX) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Unaxis develops production systems, components, and services for high-technology products. The company's commercial activities center on protective coatings for precision tools and components (Coating Services), systems for producing vacuums and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), aerospace technology (Space Technology), as well as production equipment for solar modules. Unaxis also applies its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 billion. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.